UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

TST ratifies agreement to recall former ANSA workers

—

Rio de Janeiro, June 12, 2024 - Petróleo Brasileiro S.A – Petrobras informs that the Superior Labor Court (TST) ratified, on Wednesday (12), the agreement for the recall of approximately 250 workers by Araucária Nitrogenados S/A (ANSA), a Petrobras subsidiary. The agreement proposed by the Labor Prosecutor's Office was ratified by the TST.

The recalled professionals are operations technicians specialized in the operation of the industrial plant and are undergoing an admission process conducted by Ansa. They will be reinstated as employees of the subsidiary, with no direct employment relationship with Petrobras. These workers were dismissed from the plant in 2020, when it went into hibernation. There is still no date for the plant to start operating again.

Petrobras reinforces that the company's governance procedures were complied with in the decision to restart ANSA.

Material facts will be disclosed to the market in due course.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Carlos Alberto Rechelo Neto

______________________________

Carlos Alberto Rechelo Neto

Chief Financial Officer and Investor Relations Officer